+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

August 10, 2021

Re:	On Holding AG Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 12, 2021 CIK No. 0001858985

CONFIDENTIAL

Mr. Thomas Jones

Mr. Perry Hindin

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Mr. Thomas Jones and Mr. Perry Hindin:

On behalf of our client, On Holding AG, a Swiss corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s confidential draft Registration Statement on Form F-1 (CIK No. 0001858985, the “Amended Draft Registration Statement”) contained in the Staff’s letter dated August 3, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Amended Draft Registration Statement and is confidentially submitting Draft Submission No. 3 of the Registration Statement (“Submission No. 3”) together with this response letter. We are also sending, under separate cover, a copy of Submission No. 3 and three marked copies of Submission No. 3 showing the changes to the Amended Draft Registration Statement confidentially submitted on August 10, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Submission No. 3 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in Submission No. 3.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 12, 2021

Summary, page 1

1.

We note your response to prior comment 1. Please disclose that in 2020 approximately 75% of your apparel products were manufactured in China, with the remainder being produced in Vietnam and Eastern Europe.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 8 of Submission No. 3. We have also made conforming changes to pages 39 and 108 of Submission No. 3.

Expand our Geographic Footprint Through Controlled, Multi-channel Growth, page 9

2.

Please expand your disclosure on page 9 that your net sales grew in China between 2019 and 2020 at 199% to quantify the amount of your net sales in China for the fiscal years ended December 31, 2019 and December 31, 2020, respectively.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 9 of Submission No. 3. We have also made conforming changes to pages 77 and 110 of Submission No. 3.

Please do not hesitate to contact me at (212) 450-4135, (212) 701-5135 (fax) or deanna.kirkpatrick@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

cc:	Via E-mail

David Allemann, Founder and Executive Co-Chairman

Michael Kaplan, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP

August 10, 2021	2